Exhibit (a)(1)(G)

FORM OF REMINDER TO ELIGIBLE EMPLOYEES
REGARDING THE EXPIRATION OF THE EXCHANGE OFFER
From:    Immune Design Corp.
Re:    REMINDER – Offer to Exchange Eligible Options for New Options
This is a reminder email that we are nearing the expiration of the Exchange Offer described in the “Offer to Exchange Eligible Options for New Options,” dated June 18, 2018 (the “Offering Documents”). The Exchange Offer and withdrawal rights will remain open until 6:00 p.m., Pacific Time, on Tuesday, July 17, 2018, unless extended. The submission of Election Forms and/or Notice of Withdrawal forms must be made by the Expiration Time. We cannot accept late submissions.
You should direct questions about the Exchange Offer or requests for assistance (including requests for additional or paper copies of the Offering Documents, Election Form, Notice of Withdrawal or any other documents relating to the Exchange Offer) by email to option.exchange@immunedesign.com.
This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at ir.immunedesign.com/financial-information/sec-filings or through the SEC website at www.sec.gov. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offering Documents.